TEVA ANNOUNCES FDA GRANTS APPROVAL FOR TBO-FILGRASTIM
FOR THE TREATMENT OF CHEMOTHERAPY-INDUCED NEUTROPENIA

First New Treatment for Neutropenia Approved in the United States in 10 Years
Marks First Supportive Care Therapy for Cancer Patients from Teva Oncology

Jerusalem, August 30, 2012 - Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announced today that the U.S. Food and Drug Administration (FDA) has granted approval for tbo-filgrastim (XM02 filgrastim), the first new granulocyte colony-stimulating factor (G-CSF) to be approved in the United States in more than 10 years. Tbo-filgrastim is a short-acting recombinant form of G-CSF, indicated to reduce the duration of severe neutropenia in patients with certain types of cancer (non-myeloid malignancies) who are receiving chemotherapy that affects the bone marrow. Neutropenia is a condition in which the number of white blood cells is decreased, leaving patients more susceptible to potentially life-threatening bacterial infections.

Teva currently markets filgrastim in Europe under the trade name Tevagrastim®, a biosimilar to Neupogen®. Tbo-filgrastim was filed in the U.S. as a Biologics License Application (BLA) since a biosimilar approval pathway had not been established at the time of submission. Teva will market tbo-filgrastim as early as November 2013, in accordance with the settlement reached with Amgen.

“As a company dedicated to bringing needed medicines to patients, we are delighted with the approval of tbo-filgrastim which offers physicians and their patients undergoing chemotherapy a new supportive care treatment option,” said Dr. Michael Hayden, President of Global R&D and Chief Scientific Officer for Teva Pharmaceutical Industries Ltd. “The approval of tbo-filgrastim demonstrates Teva’s strong commitment to providing patients with new treatment options. It expands upon Teva’s existing Oncology portfolio with the addition of the first biologic and supportive care agent for oncology patients.”

In studies of tbo-filgrastim, the drug was shown to have statistically significant reductions in the duration of severe neutropenia compared to placebo. During the first 21-day chemotherapy cycle, patients treated with tbo-filgrastim had severe neutropenia for an average of 1.1 days, compared with 3.8 days for those receiving placebo.

ABOUT NEUTROPENIA
Neutropenia is a granulocyte disorder characterized by an abnormally low number of neutrophils. Neutrophils typically make up the majority of white blood cells and serve as the primary defense against infections by destroying bacteria in the blood. Patients with neutropenia are more susceptible to infections that, without medical attention, may become life-threatening. Chemotherapy can damage the body’s ability to produce neutrophils, thereby causing neutropenia, which makes patients prone to infection and sepsis.

ABOUT G-CSF
Granulocyte colony-stimulating factor (G-CSF) is a naturally occurring hormone that is produced by the body to stimulate the bone marrow to produce neutrophils, a type of white blood cell that helps the immune system fight infection. A recombinant form of G-CSF (known as a biologic) is used to treat cancer patients with neutropenia in order to stimulate the bone marrow to produce more white blood cells.

ABOUT TBO-FILGRASTIM
Tbo-filgrastim is a short-acting recombinant form of G-CSF which was designed to stimulate the bone marrow to produce white bloods cells to reduce the duration of severe neutropenia in patients receiving chemotherapy associated with a clinically significant incidence of febrile neutropenia (neutropenia with fever). Tbo-filgrastim is a solution for subcutaneous injection and will be supplied as a single use, preservative-free, prefilled syringe in doses of 300mcg/0.5mL and 480 mcg/0.8mL.

Important Safety Information
What are the possible side effects of tbo-filgrastim?

•	Spleen rupture, which can cause death. Call your doctor right away if you have pain in your left upper stomach area or left shoulder area while taking tbo-filgrastim. This pain could mean your spleen is enlarged or ruptured

•	A serious lung problem called Acute Respiratory Distress Syndrome (ARDS). Get medical help right away if you have any of these symptoms of Acute Respiratory Distress Syndrome (ARDS): fever, shortness of breath, trouble breathing

•	Serious Allergic Reactions. If you have a serious allergic reaction during a tbo-filgrastim injection, your doctor will treat your allergic reaction and stop giving you the injections. Tell your doctor right away if you have any of these symptoms during or after your injection: a rash over the whole body, shortness of breath, trouble breathing (wheezing), dizziness, swelling around the mouth or eyes, fast heart rate, sweating

•	Severe Sickle Cell Crisis in people with a sickle cell disease. If you have sickle cell disease, talk to your doctor about the risks of taking tbo-filgrastim

The most common side effect of tbo-filgrastim is bone pain. If this happens, it can usually be relieved with a non-aspirin pain reliever such as acetaminophen; or an NSAID such as ibuprofen.

Tell your doctor about any side effect that bothers you or that does not go away.
These are not all the possible side effects of tbo-filgrastim. For a complete list, ask your doctor or pharmacist.

You are encouraged to report negative side effects of prescription drugs to the FDA.
Visit www.fda.gov/medwatch, or call 1-800-FDA-1088.

ABOUT TEVA
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements, including statements relating to the results of the GALA phase III trial and the potential efficacy or future market or marketability of glatiramer acetate 40 mg/1 ml. Following further analysis, Teva’s interpretation of the results could differ materially depending on a number of factors, and we caution investors not to place undue reliance on the forward-looking statements contained in this press release as there can be no guarantee that the results from the phase III trial discussed in this press release will be confirmed upon full analysis of the results of the trial and additional information relating to the safety, efficacy or tolerability of glatiramer acetate 40 mg/1 ml may be discovered upon further analysis of data from the phase III trial. Even if the results described in this release are confirmed upon full analysis of the GALA study, we cannot guarantee that glatiramer acetate 40 mg/1 ml will be approved for marketing in a timely manner, if at all, by regulatory authorities in the EU or in the U.S. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), the effects of increased leverage as a result of the acquisition of Cephalon, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel (including Cephalon employees) or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.